Exhibit 3.1

BARRETT BUSINESS SERVICES, INC.

Bylaw Amendments Adopted Effective March 11, 2013

Article I, Section 1.5, of the Bylaws (the "Bylaws") of Barrett Business Services, Inc., is amended to read in its entirety as follows:

"Section 1.5 Quorum; Manner of Acting. The presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting shall constitute a quorum. Each share may be voted for as many individuals as there are directors to be elected and for whose election the share is entitled to be voted. A plurality of all the votes cast at a meeting of stockholders duly called and at which a quorum is present is sufficient to elect a director. A majority of the votes cast at a meeting of stockholders duly called and at which a quorum is present shall be sufficient to approve any other matter which may properly come before the meeting, unless more than a majority of the votes cast is required by statute or by the charter of the corporation. Unless otherwise provided by the Maryland General Corporation Law or by the corporation's charter, each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of stockholders."

Section 1.10 is renumbered as Section 1.11 and a new Section 1.10 is added to read in its entirety as follows:

"Section 1.10 Organization and Conduct of Stockholder Meetings. Each meeting of stockholders shall be conducted by the chairman of the board as chairman of the meeting or, in the absence of the chairman of the board, by the vice chairman of the board or, in the absence of the vice chairman of the board or a vacancy in the position, by the president. The order of business and all other matters of procedure at any meeting of stockholders shall be determined by the chairman of the meeting. The chairman of the meeting may prescribe such rules, regulations and procedures and take such action as, in the discretion of the chairman and without any action by the stockholders, are appropriate for the proper conduct of the meeting, including, without limitation:

a. restricting admission to the time set for the commencement of the meeting;

b. limiting attendance at the meeting to stockholders of record of the corporation, their duly authorized proxies and such other individuals as the chairman of the meeting may determine;

c. limiting participation at the meeting on any matter to stockholders of record of the corporation entitled to vote on such matter, their duly authorized proxies and other such individuals as the chairman of the meeting may determine;

d. limiting the time allotted to questions or comments;

e. determining when and for how long the polls should be opened and when the polls should be closed;

f. maintaining order and security at the meeting;

g. removing any stockholder or any other individual who refuses to comply with meeting procedures, rules or guidelines as set forth by the chairman of the meeting;

h. concluding a meeting or recessing or adjourning the meeting to a later date and time and at a place announced at the meeting; and

i. complying with any state and local laws and regulations concerning safety and security."